United States securities and exchange commission logo





                            December 22, 2022

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
6, 2022
                                                            CIK No. 0001941158

       Dear Zheng Nan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 23, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your revised disclosure in response to prior comment 1 and reissue the comment.
                                                        Refrain from using
terms such as    we    or    our    when describing activities or functions of
                                                        a VIE throughout your
prospectus. In this regard, we note your disclosure on page i that substantially all
the company's business is conducted by Youba Tech, the VIE in the
                                                        PRC, and its subsidiary
Webus Travel Agency.
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany22,
December  NameWebus
              2022      International Ltd.
December
Page 2    22, 2022 Page 2
FirstName LastName
Risk Factors Summary
Risks Related to Corporate Structure, page 5

2. We note your revised disclosure in response to prior comment 4 and reissue the comment in part. Please revise your summary of risk factors disclosure to state the significant liquidity risks that your corporate structure and being based in and having the majority of
         the Company   s operations in China poses to investors.
Transfer of Cash to and From Our Subsidiaries and the VIE, page 12

3. We note your revised disclosure in response to prior comment 5 that in order for you to pay dividends to your shareholders, you may rely on payments made from the VIE and its subsidiary to the WFOE, from the WFOE to Webus HK, from Webus HK to Webus
         International, and finally from Webus International to Webus, and certain payments from the WFOE to Webus HK are subject to PRC taxes, including business taxes and VAT.
         You further disclose that as of the date of this prospectus, the VIE and its subsidiary have not made any "other" transfers, loans, or distributions. Please clarify whether payments have been made from the WFOE to Webus HK have occurred and, if so, quantify the amounts of these payments.
Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 51

4. We note your revised disclosure in response to prior comment 7 stating that based on your business patterns and development plans, the number of individuals whose personal data is held by you is unlikely to reach the threshold of one million within the upcoming two years, and the personal data held by you is unlikely to affect national security. Please revise to explain if the conclusion that the personal data held by you is "unlikely" to affect national security is your belief and the basis for this belief.
5. You revised in response to prior comment 7 to disclose that the existing PRC law and regulations does not "explicitly" require DPOs that have the personal information of more than one million users after listing to apply for Cybersecurity Review. In this regard, if at any time in the future that you reach the threshold of holding the personal information of more than 1 million users, please also disclose if you believe you would voluntarily report for Cybersecurity Review. Please also disclose if at some point as you have the personal information of more than one million users after listing, if you believe at any repeat registration statement, or merger, restructuring or other transaction you could be subject to a Cybersecurity Review or must report for such a review at that time.
6. You disclose that the CAC has promulgated the Measures for Security Assessment for
         Outbound Data Transfer, which became effective on September 1, 2022. The Measures apply to the security assessment of "Important Data" and personal information collected
         and generated during operation within the territory of the People   s
Republic of China and
         transferred abroad by a data handler. Please explain the concept of "Important Data."
 Zheng Nan
Webus International Ltd.
December 22, 2022
Page 3
7. We note your disclosure that you do not believe you will be subject to the Measures for
      Security Assessment for Outbound Data Transfer, considering, in part, that you do not anticipate reaching the one million threshold to trigger the assessment by the CAC.
      However, you disclose earlier on this page that based on your business patterns and development plans, the number of individuals whose personal data is held by you is unlikely to reach the threshold of one million within the upcoming two years. Please revise to clarify and reconcile these disclosures.
Our Industry, page 88

8. It does not appear you revised disclosure in response to prior comment 9. Please revise your disclosure to include balancing language to emphasize the prospective nature of the CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.
Regulations Relating to Cyber Security and Data Security
Data Security Law, page 107

9. We note your revised disclosure in response to prior comment 11 that as of the date of this prospectus, you have not transferred any user information to places outside of the PRC and you do not anticipate transferring any user information outside of the PRC after the offering. Please discuss instances, if any, when you would need to transfer user data outside of the PRC.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene BarberenaMeissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at
(202) 551- 3271 with any other questions



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
December 22, 2022 Page 3
cc:       Fang Liu
FirstName LastName